TransAlta responds to Luminus’s withdrawal of all shareholder proposals

CALGARY, Alberta (March 18, 2008) –  In responding to news Luminus has withdrawn its shareholder proposals, Donna Soble Kaufman, chair of the TransAlta board said, “We are pleased Luminus has decided to withdraw all its proposals including its proposed minority slate of directors.  TransAlta has just completed a record year of earnings and cash flow.  Our plan is to continue to execute upon our long-stated strategy of delivering value to all our shareholders.”

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

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Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267- 7330

Phone:  1-800-387-3598 in Canada and U.S.

        Email:  michael_lawrence@transalta.com

Phone:  (403) 267-2520    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com